Mail Stop 0309	March 15, 2005

Mr. Federico G. Cabo
Chief Executive Officer
Xact Aid, Inc.
5655 Lindero Canyon Road, Suite 106
Westlake Village, California 91362

Re:	Xact Aid, Inc.
Amendment No. 2 to Registration Statement on Form SB-2, filed March 8, 2005
      File No. 333-120807

Dear Mr. Cabo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have added 400,000 shares of common stock to the shares being registered pursuant to the registration statement. On page 3 you refer to these 400,000 shares as in addition to the 9,636,362 shares underlying your convertible notes and warrants. You also state on page 3 that only 2,001,000 shares of your common stock are outstanding. In the selling stockholder table, you indicate that the 400,000 shares are issuable upon conversion of the notes or exercise of the warrants. Please clarify your disclosure with respect to the additional 400,000 shares to indicate if they are outstanding or issuable upon conversion of the notes or exercise of the warrants. Please also revise to disclose how the selling stockholders acquired the 400,000 shares and whether they were acquired in valid private placements. We may have further comments.

2. Please update your discussion concerning your liquidity and cash positions and the anticipated amount of time you can continue to operate.

3. We note the reference to your issuance of 10% callable convertible notes with a face value of $1 million. Please clarify whether the entire amount notes were issued although you are still owed a balance of $300,000.

Summary of Financial Data, page 5

4. It appears that amounts for Share Capital are missing from your tabular disclosure. Please revise.

10% Callable Convertible Notes, page 17

5. Please expand the discussion to explain the procedure and timing for conversion of the notes into common stock.

6. Please tell us supplementally how you determined to withhold $66,667 for eight months interest on $1 million of notes at the rate of 10%. In this regard we note you only received $400,000 in November, an additional $300,000 in December, and you have not yet received $300,000. We may have additional comments.

Selling Shareholders, pages 19-21

7. We note that footnote 7 attaches to the shares being offering by
New Millennium Capital Partners II, LLC and Mr. Ben Kirk. Please explain since it appears they are each offering a different number of shares.

8. With respect to the table on page 20, we are unable to understand the presentation of percentages and share ownership information. The presentation appears to be inconsistent with the information in the table itself and information you have provided concerning the number of outstanding shares. Please provide an analysis concerning how the number of shares and percentages were determined and/or revise the presentation as appropriate.

Our Business, page 29

9. We note your disclosure in this section regarding a delay in the confirmation dates mentioned. Since these anticipated confirmation dates have already passed, please revise your disclosure to delete reference to these dates.

Exhibits

10. Please file your consulting agreement with Mr. DeLuca as an exhibit to this registration statement.

Financial Statements - June 30, 2004

General

11. Refer to your response to comment 16.  Please label your June
30,
2004 financial statements as restated and disclose in a footnote the nature of the error in the previously issued financial statements and the effect of the error on assets, liabilities, stockholders` equity
(deficit), net loss, and the related per share amounts. Please have your independent auditors revise their report to include an explanatory paragraph to note that the financial statements have been restated.

Statement of Operations, F-3

12. Please refer to your response to comment 17. As previously requested, please confirm that the Statement of Operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period in accordance with paragraph D16 of SFAS 141.

Note 12 - Subsequent Events, page F-13

13. It is not clear from your response to comment 21, and your disclosures, how you determined the fair value of the warrants. Please disclose, and tell us, the amount of the fair value of the warrants and how it was calculated. Also, we note you continue to refer to a beneficial conversion feature. Please remove the reference to a beneficial conversion feature or disclose how the amount of the beneficial conversion feature was computed and explain to us.

14. The debt discount of $641,027 disclosed appears to be inconsistent with the $613,758 recorded as paid-in capital in the quarter ended December 31, 2004. Please revise to eliminate all inconsistencies or advise us. As previously requested in comment 21, discuss the impact the issuance of notes and warrants will have on future results of operations.

Financial Statements - December 31, 2004

General

15. Please revise to include cumulative amounts from inception financial information. Please refer to paragraph 11 of SFAS 7 and Rule 310(b)(2)(vi) of Regulation S-B.

Notes to Financial Statements

16. We have read your response to comment 25. However, we do not see the required disclosure in the interim financial statements.
Please
provide the statement required by Instruction 2 to Item 310(b) of Regulation S-B.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Todd Sherman at (202) 824-5358 or Don Abbott at
(202)
942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at
(202)
824-5304 or John Krug at (202) 942-2979 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Darrin M. Ocasio, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue Of The Americas, 21st Fl.
      New York, New York 10018
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Mr. Federico G. Cabo
March 15, 2005
Page 1